

Received SEC

MAR 2 6 2009

Washington, DC 20549

Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

March 9, 2009

Susann Reilly
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re: **EquityPoint, LLC Fund I Series**
Form 1-A, filed August 11, 2008
File No. 24-10220

Dear Ms. Reilly,

Please see the responses to your letter below:

<u>**General**</u>

1. **Please revise the disclosure to respond to our request in comment number one of our letter dated December 31, 2008. In particular, please revise the risk factors to disclose your supplemental response regarding suitability standards.**

We have added the following risk factor to page 11 of the Offering:

The Company holds no real Suitability Standards in determining if investment in the securities offered in this Offering Statement are right for any particular investor.

Although the Company will require every investor to provide a subscription agreement to the Managers of the Company prior to their investment being accepted, the Company does not have any suitability standards for investors. The Company does reserve the right to reject subscription agreements if they feel that the individual investor may not be able to bear the risk of the investment. However, it is the sole responsibility of the individual investor to determine if they are able to bear the risks associated with purchasing the securities herein.

Susan Reilly
Re: EquityPoint, LLC Fund I Series
        Form 1-A, filed August 11, 2008
        File No. 24-10220
March 9, 2009
Page 1 of 5

2. We note your response to prior comments three and four and the reference
    to Exhibit H on page 17, where you state that your projections are based, in
    part, on properties similar to those that the Managers would consider
    acquiring. Please revise to state whether the Managers may purchase single
    units or blocks of units, or whether they intend only to purchase entire
    properties similar to the three identified in Exhibit H. Please revise page
    17, the last risk factor on page nine, page 13, and, where appropriate, to
    address the extent to which the offering proceeds would not enable you to
    "obtain 100 units per year for a total of 500 units." It appears that the
    minimum or mid-point offering proceeds would not enable you to purchase
    a property similar to the three in Exhibit H assuming a loan to value ratio of
    80%. Please revise accordingly.

We have revised the Statement to state that entire properties will be purchased. Also, we revised the
total number of purchases to average between 60 and 100 per year for a total of 450 units in five years
to be consistent with the averages in Exhibit H (see page 17). The weighted average of cost per unit in
Exhibit H is approximately $22,000 per unit. 450 units multiplied by $22,000 equals $9,900,000. 20%
of this is $1,980,000.

We have also added the following to page 17:

> To achieve the Company's objectives, EquityPoint is looking to raise investment capital in the
> form of debt and equities for each property purchase. The total required for each property will
> average $1,500,000 with 80% or $1,200,000 to be in the form of debt financing and 20% or
> $300,000 to be in the form of equities.

We have added the following to the last risk factor on page 9:

> For example, although the company intends to purchase 450 units over the next five (5)
> years, the Company may not be able to purchase all units without additional financing.
> In accordance with the types of properties the Company intends on purchasing, the
> Company should be able to meet its required capital needs, but changes in interest rates,
> natural disasters, or other unforeseen circumstances may tighten our cash supply.

We have removed the information on page 13 in accordance with Comment #3.

However, it should be noted, that although based on a total acquisition of 500 units at an average of
$25,000 does not support a LTV of 80% with our only available cash under this Offering, it neglects
reinvestment of cash flow from those units that are purchased in the first few years.

Susan Reilly
Re: EquityPoint, LLC Fund I Series
        Form 1-A, filed August 11, 2008
        File No. 24-10220
March 9, 2009
Page 2 of 5

Summary of Financial, page 13

> 3. Please combine this section and the "Financial Projections" section on page 16 since they are very similar. Please revise the paragraph referencing the average total cost per property ($1,250,000) consistent with the previous comment.

Combined the section "Financial Projection" and "Summary of Financial" and revised average cost per property to be $1,500,000 to be consistent with previous comment and Exhibit H

Primary Competitors, page 14

> 4. Please revise to identify your principal competitors. State why you believe you can effectively compete with them. See Item 3(c) of Model A Offering Circular of Form 1-A.

The following information was provided to page 14:

Primary Competitors

EquityPoint is aware of the need to evaluate its competitors. To this end, the Company has located the following main competitors.

Local Real Estate Investors

Strengths: local market presence, individual decision making

Weaknesses: inability to see around local conditions

Examples: will vary depending on market, in Indiana would include companies such as:

The Martin Group

Experienced in all types of investment property with special talents in apartments, retail, office, national marketing campaigns, problem properties and sensitive offerings.

Midwest Management

Midwest Apartment & Management Group, Inc. is a full service property management & acquisition company for real estate investors in Indiana and Ohio. Our management team

Susan Reilly
Re: EquityPoint, LLC Fund I Series
        Form 1-A, filed August 11, 2008
        File No. 24-10220
March 9, 2009
Page 3 of 5

manages multi-family apartment communities: government assisted complexes, mobile home parks and small mixed-use commercial properties.

Goebel Realty

Goebel Realty has over 35 years experience in real estate. We are located in Evansville Indiana and provide services in both southwestern Indiana and western Kentucky.

National Real Estate Companies

Strengths: quality service, strong established companies

Weaknesses: bureaucratic decision making, no local presence

Examples:

Aimco

Apartment Investment and Management Company (AIMCO) is the nation's largest owner and operator of apartment communities, with nearly 1,163 communities that include 202,337 units. Operating as a real estate investment trust (REIT), AIMCO engages in the acquisition, ownership, management and redevelopment of apartment communities in 46 states, the District of Columbia and Puerto Rico. The company serves nearly 750,000 residents each year.

Boston Capital

Boston Capital is acknowledged as one of the nation's leading real estate financing and investment firms, with multifamily housing and commercial holdings in 49 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. It offers a comprehensive range of services including tax credit investments, equity for market rate multifamily housing development, and equity and debt for affordable multifamily housing development.

Sun America

SunAmerica is the nation's leading investor in low-income housing tax credits provided under Section 42 of the Internal Revenue Code. SunAmerica has invested in more than 1,200 properties in 48 states, Puerto Rico and the Virgin Islands, comprising more than 156,000 units of affordable housing.

These businesses include just a few of the multi-family housing unit investment and building operators operating in the U.S. Our goal would be to capitalize on the weaknesses of each and develop their strengths in our own company. For example, to give us a local presence we would

Susan Reilly
Re: EquityPoint, LLC Fund I Series
       Form 1-A, filed August 11, 2008
       File No. 24-10220
March 9, 2009
Page 4 of 5

hire the best local property management company to run the property while at the same time keeping an outlook on national and local conditions that would affect the performance of the management company and ultimately the property. Also because we do not have to wait for committees to meet to address issues concerning property performance we can therefore respond quickly and decisively to property needs or market changes.

Projected Cash Flow, page 17

5. We note the statement that "[t]he important factor in the cash flow analysis is that the Company never runs out of cash while in periods of non-profitability." Please revise to briefly describe the consequences if you do experience negative cash flow. Also, please revise to explain why it is "conservative" to assume that "all properties are assumed disposed of in year 6 at cost," and explain the consequences if they are disposed of at a loss. In this regard, we note that the first property in Exhibit H is listed at under $1.5 million; however, the "last ownership transfer was for $2,800,000 in 2005." Please revise accordingly.

We have added this language to page 19 under the subject "Projected Cash Flow":

We expect to start disposing of properties in year 4 and expect giving a market time of 24 months. The average market time for such properties is approximately 180 days. During the time which the properties are on the market, we will continue to derive cash flows from rents. Although there is a risk that we may not sell the properties at a gain, property prices in the area are at a 10 year low. Therefore, we are optimistic that we may sell these properties at cost, and more likely, for a profit.

We appreciate your time. Please contact us with any questions or concerns. Our fax number is 951-602-6049.

Sincerely,

/s/ Jillian Ivey Sidoti
Counsel for EquityPoint, LLC Fund I Series and their Management
du/JIS